Exhibit 16(a)(1)(iii)

Release: IMMEDIATE For: Comtex News Network (Symbol: CMTX)

Contact:	Amber Gordon
agordon@comtex.com
703-797-8011

COMTEX NEWS NETWORK, INC. FINALIZES PLANS FOR
SPECIAL MEETING OF STOCKHOLDERS AND FILES PROXY STATEMENT
RELATED TO REVERSE STOCK SPLIT AND FRACTIONAL SHARE PURCHASE

New York, NY, April 7, 2010 – Comtex News Network, Inc. (OTC BB: CMTX), a leading provider of economically useful electronic real-time news, content and SmarTrend® market products, finalized plans for its previously announced Special Meeting of Stockholders.  The meeting will be held on Wednesday, June 2, 2010, at 11:00 a.m. (ET) at the Sheraton National Hotel, 900 South Orme Street, Arlington, Virginia.  All persons holding stock as of April 6, 2010 will be entitled to vote at the meeting.

At the meeting, stockholders will be asked to (i) elect directors, (ii) approve amendments to the Company’s certificate of incorporation which, among other things, would effect a 1,000-to-1 reverse stock split of the Company’s common stock and the cash-out of shareholders holding fewer than 1,000 shares, and (iii) ratify the appointment of the Company’s independent auditors.  If the stockholders approve the amendments to the Company’s certificate of incorporation, each stockholder will receive one share of the Company’s common stock in exchange for every 1,000 shares of common stock that he or she currently holds.  The Company will not issue fractional shares in the reverse stock split.  Instead, stockholders will receive cash in the amount of $0.29 per share in lieu of any fractional shares created by the reverse stock split.  The price per share to be paid for fractional shares represents a premium of approximately 30% over the average closing price of the Company’s common stock over the ten trading days prior to the original announcement of the meeting and the filing of the preliminary proxy statement with the SEC.

Comtex also announced that its Proxy Statement and Schedule 13E-3 were filed today in final form with the SEC, in connection with the proposed reverse stock split and the proposed amendments to the certificate of incorporation.  These materials contain important information regarding the reverse stock split, and stockholders and investors are urged to read these materials in full.

The principal purpose in amending the Company’s certificate of incorporation and effecting the reverse stock split is to reduce the number of stockholders of record.  The Company anticipates that after giving effect to the reverse stock split there will be fewer than 500 stockholders of record, and the Company intends to deregister its common stock with the SEC, which would result in Comtex becoming a private company.

The Company’s Board of Directors has determined that SEC regulations, including periodic reporting obligations, are overly burdensome on the Company’s financial and personnel resources, and believes by reducing the number of stockholders and deregistering with the SEC, the Company will substantially reduce the costs associated with complying with these regulations and reporting requirements.  The Company believes that going private will allow management greater focus on business activities, strategies and opportunities, as well as the needs of its stockholders, employees, and customers.

Comtex Finalizes Special Stockholders Meeting Plans	Page 2
April 7, 2010

After deregistration of the Company’s common stock with the SEC, the stock would no longer be eligible for trading on the Over-the-Counter Bulletin Board.  The Company anticipates that its common stock may be quoted on the Pink Sheets Electronic Quotation System.  The Company cannot predict whether or when this would occur or whether an active trading market would exist for its common stock.

The amendments to the certificate of incorporation and the reverse stock split are conditioned upon the affirmative vote of a majority of the outstanding shares of common stock of the Company.  Stockholders will receive a Notice of Internet Availability of materials related to the reverse stock split, which will instruct stockholders as to how to access these materials.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock or a solicitation of proxies or votes.  The proxy solicitation is being made solely pursuant to the Proxy Statement and the accompanying documents to be made available to stockholders.

About Comtex
Comtex (www.comtex.com) provides real-time news, Comtex SmarTrend® Alerts and economically useful information.  Comtex customers receive select content from key sources which is further enhanced with stock tickers and an extended lexicon of relevant terms.  With a specialization in the financial news and content marketplace, Comtex receives, enhances, combines and filters news and content received from national and international news bureaus, agencies and publications, and distributes more than one million total stories per day.  Comtex’s state-of-the-art technology delivers this relevant content and reliable service in real-time.  Comtex also provides several proprietary SmarTrend Alert products to investors, including a daily stock market letter (Morning Call), selected stock news (SmarTrend Spotlights), and SmarTrend Alerts (via subscription at www.mysmartrend.com).  Comtex has offices in New York City; Boston, Massachusetts; and Alexandria, Virginia.

SmarTrend® and CustomWire® are registered trademarks of Comtex News Network, Inc.

Please Note:  Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve a number of risks and uncertainties.  These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as “anticipate,” “expect,” “could,” “intend,” “may” and other words of a similar nature.  These statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including the occurrence of unanticipated events or circumstances relating to the fact that Comtex is in a highly competitive industry subject to rapid technological, product and price changes.  Other factors include the possibility that demand for the Company's products may not occur or continue at sufficient levels, changing global economic and competitive conditions, technological risks and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.  Comtex undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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